THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

OODLES CORPORATION

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "**Investor**") of [INVESTMENT AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], OODLES CORPORATION, a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is **$7,500,000**

The "**Discount Rate**" is **80%**

See <u>Section 2</u> for certain additional defined terms.

1. ***Events***

(a) **<u>Equity Financing.</u>** If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this <u>Section 1(a)</u>:

(i) The Investor or the Designated Lead Investor (as defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided*, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable; and

(ii) If the Investor is a Major Investor, the Investor and the Company will execute a Pro Rata Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **<u>Liquidity Event</u>**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

<u>In connection with Section 1(b)(i)</u>, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by the Board in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **<u>Dissolution Event.</u>** If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "**Senior Preferred Holders' Payment**") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Board, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this <u>Section 1(c)</u>.

(d) **<u>Repurchase.</u>** If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

(e) **<u>Termination.</u>** This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)(ii)</u>; (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to <u>Section 1(b)(i)</u> or <u>Section 1(c)</u>; or (iii) the payment of the Repurchase Value; *provided, however*, the provisions of <u>Section 1(d)</u> will continue after such payment to the extent necessary to enforce the provisions of <u>Section 1(d)</u> in the event an Equity Financing occurs within three months after the Repurchase; *provided, further*, that <u>Section 5</u> shall survive any such termination.

Definitions

"**Board**" means the board of d rectors of the Company.

"**Capital Stock** means the cap ta stock of the Company, nc ud ng, w thout m tat on, the "**Common Stock**" and the "**Preferred Stock** "

"**Change of Control**" means ( ) a transact on or ser es of re ated transact ons n wh ch any "person" or "group" (w th n the mean ng of Sect on 13(d) and 14(d) of the Secur t es Exchange Act of 1934, as amended), becomes the "benef c a owner" (as def ned n Ru e 13d-3 under the Secur t es Exchange Act of 1934, as amended), d rect y or nd rect y, of more than 50% of the outstand ng vot ng secur t es of the Company hav ng the r ght to vote for the e ect on of members of the Board, ( ) any reorgan zat on, merger or conso dat on of the Company, other than a transact on or ser es of re ated transact ons n wh ch the ho ders of the vot ng secur t es of the Company outstand ng mmed ate y pr or to such transact on or ser es of re ated transact ons reta n, mmed ate y after such transact on or ser es of re ated transact ons, at east a major ty of the tota vot ng power represented by the outstand ng vot ng secur t es of the Company or such other surv v ng or resu t ng ent ty or ( ) a sa e, ease or other d spos t on of a or substant a y a of the assets of the Company; *provided, however*, a Change of Contro does not nc ude a reorgan zat on to change the Company s dom c e.

"**Company Capitalization**" means the **<u>sum</u>** as of mmed ate y pr or to the Equ ty F nanc ng, of: (1) a shares of Cap ta Stock (on an as-converted bas s) ssued and outstand ng, assum ng exerc se or convers on of a outstand ng vested and unvested opt ons, warrants and other convert b e secur t es, but **<u>excluding</u>** (A) th s nstrument, (B) a other Safes, and (C) convert b e prom ssory notes; **<u>and</u>** (2) a shares of Common Stock reserved and ava ab e for future grant under any equ ty ncent ve or s m ar p an of the Company, and/or any equ ty ncent ve or s m ar p an to be created or ncreased n connect on w th the Equ ty F nanc ng.

"**Conversion Price**" m a s t (1) t Saf P c o ( ) t D sco t P c , w c v ca c at o s ts a g at mb of s a s of Saf P f d Stock

"**Designated Lead Investor**" means a purchaser of a Safe des gnated by the Company, and wh ch such purchaser has agreed to act n the capac ty of Des gnated Lead Investor pursuant to the terms and cond t ons n <u>Sect on 5</u>

"**Discount Price**" means the pr ce per share of the Standard Preferred Stock so d n the Equ ty F nanc ng mu t p ed by the D scount Rate.

"**Distribution**" means the transfer to ho ders of Cap ta Stock by reason of the r ownersh p thereof of cash or other property w thout cons derat on whether by way of d v dend or otherw se, other than d v dends on Common Stock payab e n Common Stock, or the purchase or redempt on of Cap ta Stock by the Company or ts subs d ar es for cash or property other than: ( ) repurchases of Common Stock he d by emp oyees, off cers, members of the Board or consu tants of the Company or ts subs d ar es pursuant to an agreement prov d ng, as app cab e, a r ght of f rst refusa or a r ght to repurchase shares upon term nat on of such serv ce prov der s emp oyment or serv ces; or ( ) repurchases of Cap ta Stock n connect on w th the sett ement of d sputes w th any stockho der.

"**Dissolution Event**" means ( ) a vo untary term nat on of operat ons, ( ) a genera ass gnment for the benef t of the Company s cred tors or ( ) any other qu dat on, d sso ut on or w nd ng up of the Company (**<u>excluding</u>** a L qu d ty Event), whether vo untary or nvo untary.

"**Equity Financing** m a s a bo a f d t a sact o o s s of t a sact o s w t t p c pa p pos of a s g cap ta , p s a t to w c t Compa y ss s a d s s P f d Stock at a f x d p mo y va at o

"**Initial Public Offering** means the c os ng of the Company s f rst f rm comm tment underwr tten n t a pub c offer ng of Common Stock pursuant to a reg strat on statement f ed under the Secur t es Act.

"**Liquidity Capitalization**" means the number, as of mmed ate y pr or to the L qu d ty Event, of shares of Cap ta Stock (on an as-converted bas s) outstand ng, assum ng exerc se or convers on of a outstand ng vested and unvested opt ons, warrants and other convert b e secur t es, but exc ud ng: ( ) shares of Common Stock reserved and ava ab e for future grant under any equ ty ncent ve or s m ar p an, ( ) th s nstrument, ( ) a other Safes, and (v) convert b e prom ssory notes.

"**Liquidity Event** means a Change of Contro or an In t a Pub c Offer ng.

"**Liquidity Price**" means the pr ce per share equa to the Va uat on Cap d v ded by the L qu d ty Cap ta zat on.

"**Major Investor** m a s a o d of o o mo Saf s f ( ) t agg gat P c as Amo ts of s c Saf s s q a to o g at t a $,000 a d ( ) W f d , I c as v f d t at s c o d s a acc d t d v sto acco da c w t R 06(c) of R g at o D d t S c t s Act

"**Pro Rata Rights Agreement**" means a wr tten agreement between the Company and the Investor (and ho ders of other Safes, as appropr ate) g v ng the Investor a r ght to purchase ts pro rata share of pr vate p acements of secur t es by the Company **<u>occurring after the Equity Financing</u>** subject to customary except ons. Pro rata for purposes of the Pro Rata R ghts Agreement w be ca cu ated based on the rat o of (1) the number of shares of Cap ta Stock owned by the Investor mmed ate y pr or to the ssuance of the secur t es to (2) the tota number of shares of outstand ng Cap ta Stock on a fu y d uted bas s, ca cu ated as of mmed ate y pr or to the ssuance of the secur t es.

"**Safe** means an nstrument conta n ng a future r ght to shares of Cap ta Stock, s m ar n form and content to th s nstrument, purchased by nvestors for the purpose of fund ng the Company s bus ness operat ons.

"**Safe Preferred Stock**" means the shares of a ser es of Preferred Stock ssued to the Investor n an Equ ty F nanc ng, hav ng the dent ca r ghts, pr v eges, preferences and restr ct ons as the shares of Standard Preferred Stock, except that such ser es w have ( ) no vot ng r ghts, other than requ red by aw; ( ) a per share qu dat on preference and convers on pr ce for purposes of pr ce-based ant -d ut on protect on equa to the Convers on Pr ce; and ( ) d v dend r ghts based on the Convers on Pr ce.

"**Safe Price**" means the pr ce per share equa to the Va uat on Cap d v ded by the Company Cap ta zat on.

"**Standard Preferred Stock**" m a s t s a s of a s s of P f d Stock ss d to t v sto s v st g w mo y t Compa y co ct o w t t t a c os g of t Eq ty F a c g

3. ***Company Representations***

(a) The Company s a corporat on du y organ zed, va d y ex st ng and n good stand ng under the aws of the state of

ts co po at o , a d as t pow a d a t o ty to ow , as a d op at ts p op t s a d ca y o ts b s ss as ow co d ct d

(b) The execut on, de very and performance by the Company of th s nstrument s w th n the power of the Company and, other than w th respect to the act ons to be taken when equ ty s to be ssued to the Investor, has been du y author zed by a necessary act ons on the part of the Company. Th s nstrument const tutes a ega , va d and b nd ng ob gat on of the Company, enforceab e aga nst the Company n accordance w th ts terms, except as m ted by bankruptcy, nso vency or other aws of genera app cat on re at ng to or affect ng the enforcement of cred tors r ghts genera y and gene a pr nc p es of equ ty. To the know edge of the Company, t s not n v o at on of ( ) ts current cert f cate of ncorporat on or by aws, (any mater a statute, ru e or regu at on app cab e to the Company or ( ) any mater a ndenture or contract to wh ch the Company s a party or by wh ch t s bound, where, n each case, such v o at on or defau t, nd v dua y, or together w th a such v o at ons or defau ts, cou d reasonab y be expected to have a mater a adverse effect on the Company.

(c) The performance and consummat on of the transact ons contemp ated by th s nstrument do not and w not: ( ) v o ate any mater a judgment, statute, ru e or regu at on app cab e to the Company; ( ) resu t n the acce erat on of any mater a ndenture or contract to wh ch the Company s a party or by wh ch t s bound; or ( ) resu t n the creat on or mpos t on of any en upon any property, asset or revenue of the Company or the suspens on, forfe ture, or nonrenewa of any mater a perm t, cense or author zat on app cab e to the Company, ts bus ness or operat ons.

(d) No consents or approva s are requ red n connect on w th the performance of th s nstrument, other than: ( ) the Company s corporate approva s; ( ) any qua f cat ons or f ngs under app cab e secur t es aws; and ( ) necessary corporate approva s for the author zat on of Cap ta Stock ssuab e pursuant to <u>Sect on 1</u>.

(e) To ts know edge, the Company owns or possesses (or can obta n on commerc a y reasonab e terms) suff c ent ega r ghts to a patents, trademarks, serv ce marks, trade names, copyr ghts, trade secrets, censes, nformat on, processes and other nte ectua property r ghts necessary for ts bus ness as now conducted and as current y proposed to be conducted, w thout any conf ct w th, or nfr ngement of the r ghts of, others.

4 ***nvestor Representations***

(a) The Investor has fu ega capac ty, power and author ty to execute and de ver th s nstrument and to perform ts ob gat ons hereunder. Th s nstrument const tutes va d and b nd ng ob gat on of the Investor, enforceab e n accordance w th ts terms, except as m ted by bankruptcy, nso vency or other aws of genera app cat on re at ng to or affect ng the enforcement of cred tors r ghts genera y and genera pr nc p es of equ ty.

(b) f the Investor has checked the box next to “Accred ted Investor” on the s gnature page, the Investor represents that he, she or t s an accred ted nvestor as such term s def ned n Ru e 501 of Regu at on D under the Secur t es Act. If the Investor has checked the box next to “Unaccred ted Investor” on the s gnature page, the Investor represents that he, she or t s comp y ng w th the ru es and regu at ons of Regu at on Crowdfund ng, nc ud ng the nvestment m ts set forth n Sect on 4(a)(6) of the Secur t es Act. The Investor has been adv sed that th s nstrument and the under y ng secur t es have not been reg stered under the Secur t es Act, or any state secur t es aws and, therefore, cannot be reso d un ess they are reg stered under the Secur t es Act and app cab e state secur t es aws or un ess an exempt on from such reg strat on requ rements s ava ab e. The Investor s purchas ng th s nstrument and the secur t es to be acqu red by the Investor hereunder for ts own account for nvestment, not as a nom nee or agent, and not w th a v ew to, or for resa e n connect on w th, the d str but on thereof, and the Investor has no present ntent on of se ng, grant ng any part c pat on n, or otherw se d str but ng the same. The Investor has such know edge and exper ence n f nanc a and bus ness matters that the Investor s capab e of eva uat ng the mer ts and r sks of such nvestment, s ab e to ncur a comp ete oss of such nvestment w thout mpa r ng the Investor s f nanc a cond t on and s ab e to bear the econom c r sk of such nvestment for an ndef n te per od of t me.

5. ***Irrevocable Proxy; SPV Reorganization***

(a) f the Investor s <u>**not a**</u> Major Investor, the Investor hereby appo nts, and sha appo nt n the future upon request, the Des gnated Lead Investor as the Investor s true and awfu proxy and attorney, w th the power to act a one and w th fu power of subst tut on, to, cons stent w th th s nstrument and on beha f of the Investor, ( ) g ve and rece ve not ces and commun cat ons, ( ) execute any nstrument or document that the Des gnated Lead Investor determ nes s necessary or appropr ate n the exerc se of ts author ty under th s nstrument and ( ) take a act ons necessary or appropr ate n the judgment of the Des gnated Lead Investor for the accomp shment of the forego ng. The proxy and power granted by the Investor pursuant to th s <u>Sect on 5(a)</u> are coup ed w th an nterest. Such proxy and power w be rrevocab e through and nc ud ng the date of the f na c os ng of an Equ ty F nanc ng, n wh ch case the terms of <u>Sect on 5(b)</u> w thereafter govern. The proxy and power, so ong as the Investor s an nd v dua , w surv ve the death, ncompetency and d sab ty of the Investor and, so ong as the Investor s an ent ty, w surv ve the merger or reorgan zat on of the Investor or any other ent ty ho d ng th s nstrument. The Des gnated Lead Investor s an ntended th rd-party benef c ary of th s <u>Sect on 5(a)</u> and <u>Sect on 5(c)</u> and has the r ght, power and author ty to enforce the prov s ons hereof as though t was a party hereto.

(b) If t I v sto s <u>**not a**</u> Ma o I v sto , aft t dat of t f a c os g of a Eq ty F a c g, t I v sto by appo ts, a d s a appo t t f t po q st, t t c t C f Ex c t v Off c of t Compa y (t “**CEO**”), as t I v sto s t a d awf p oxy a d atto y, w t t pow to act a o a d w t f pow of s bst t t o , to, co s st t w t t s st m t a d o b a f of t I v sto , ( ) vot a s a s of t Cap ta Stock ss d p s a t to t t ms of t s st m t as t o d s of a ma o ty of t s a s of Sta da d P f d Stock vot , ( ) g v a d c v ot c s a d comm cat o s, ( ) x c t a y st m t o doc m t t at t CEO d t m s s c ssa y o app op at t x c s of t CEO s a t o ty d t s st m t a d (v) tak a act o s c ssa y o app op at t dgm t of t CEO fo t accomp s m t of t fo go g T p oxy a d pow g a t d by t I v sto p s a t to t s <u>S ct o (b)</u> a co p d w t a t st S c p oxy a d pow w b vocab T p oxy a d pow , so o g as t I v sto s a d v d a , w s v v t d at , comp t cy a d d sab ty of t I v sto a d, so o g as t I v sto s a t ty, w s v v t m g o o ga zat o of t I v sto o a y ot t ty o d g s a s of t Cap ta Stock ss d p s a t to t t ms of t s st m t T CEO s a t d d t d pa ty b f c a y of t s <u>S ct o (b)</u> a d <u>S ct o (c)</u> a d as t g t, pow a d a t o ty to fo c t p ov s o s of as t o g o s was a pa ty to

(c) f the Investor s not a Major Investor:

( ) Other than w th respect to the gross neg gence or w fu m sconduct of the Des gnated Lead Investor or the CEO, n h s or her capac ty as the Investor s true and awfu proxy and attorney pursuant to <u>Sect on 5(b)</u> (co ect ve y, the “**Proxy**”), the Proxy w not be ab e for any act done or om tted n h s, her or ts capac ty as representat ve of the Investor pursuant to th s nstrument wh e act ng n good fa th, and any act done or om tted pursuant to the wr tten adv ce of outs de counse w be conc us ve ev dence of such good fa th. The Proxy has no dut es or respons b t es except those express y set forth n th s nstrument, and no mp ed covenants, funct ons, respons b t es, dut es, ob gat ons or ab t es on beha f of the Investor otherw se ex st aga nst the Proxy. The Investor sha

d m fy, d f d a d od a m ss t P oxy f om a d aga st a y a d a oss s, ab t s, damag s, c a ms, p a t s, f s, fo f t s, act o s, f s, costs a d xp s s (c d g t f s a d xp s s of co s a d xp ts a d t staffs a d a xp s of doc m t ocat o , d p cat o a d s pm t) (co ct v y, "**Proxy Losses**) a s g o t of o co ct o w t a y act do o om tt d t P oxy s capac ty as p s tat v of t I v sto p s a t to t s st m t, ac cas as s c P oxy Loss s a s ff d o c d *provided*, t at t v t t at a y s c P oxy Loss s a f a y ad d cat d to av b d ct y ca s d by t g oss g g c o w f m sco d ct of t P oxy, t P oxy (o , t cas of t CEO, t Compa y) s a mb s t I v sto t amo t of s c d m f d P oxy Loss s to t xt t att b tab to s c g oss g g c o w f m sco d ct (p ov d d t at t P oxy s agg gat ab ty d s a o v t xc d t P c as Amo t) I o v t w t P oxy b q d to adva c s, o ts ow f ds o b a f of t I v sto o ot w s T I v sto ack ow dg s a d ag s t at t fo go g d m t s w s v v t s g at o o mova of t P oxy o t t m at o of t s st m t

( ) A dec s on, act, consent or nstruct on of the Proxy const tutes a dec s on of the Investor and s f na , b nd ng and conc us ve upon the Investor. The Company, stockho ders of the Company and any other th rd party may re y upon any dec s on, act, consent or nstruct on of the Proxy as be ng the dec s on, act, consent or nstruct on of the Investor. The Company, stockho ders of the Company and any other th rd party are hereby re eved from any ab ty to any person for any acts done by them n accordance w th such dec s on, act, consent or nstruct on of the Proxy.

(d) The Investor hereby agrees to take any and a act ons determ ned by the Board n good fa th to be adv sab e to reorgan ze th s nstrument and any shares of the Cap ta Stock ssued pursuant to the terms of th s nstrument nto a spec a -purpose veh c e or other ent ty des gned to aggregate the nterests of ho ders of Safes.

6. ***Miscellaneous***

(a) Any prov s on of th s nstrument may be amended, wa ved or mod f ed as fo ows:

( ) f t I v sto **is not** a Ma o I v sto , a y p ov s o of t s st m t (ot t a t Va at o Cap) may b am d d, wa v d o mod f d o y po t w tt co s t of t Compa y a d t (A) t D s g at d L ad I v sto o (B) t o d s of a ma o ty of t P c as Amo ts payab to t Cas O t I v sto s

( ) f the Investor **is** a Major Investor, any prov s on of th s nstrument (other than the Va uat on Cap) may be amended, wa ved or mod f ed on y upon the wr tten consent of the Company and the ho ders of a major ty of the Purchase Amounts payab e to the Cash-Out Investors who are Major Investors; and

( ) regard ess of whether the Investor **is** or **s not** a Major Investor, the Va uat on Cap may be amended, wa ved or mod f ed on y (A) upon the wr tten consent of the Company and the ho ders of a major ty of the Purchase Amounts payab e to the Cash-Out Investors or (B) as contemp ated n the def n t on of Va at on Cap.

(b) Any not ce requ red or perm tted by th s nstr ment w be deemed suff c ent when de vered persona y or by overn ght cour er or sent by ema to the address prov ded by such party to Wefunder, Inc., as subsequent y mod f ed by wr tten not ce, or 48 hours after be ng depos ted n the U.S. ma as cert f ed or reg stered ma w th postage prepa d, addressed to the party to be not f ed.

(c) The Investor s not ent t ed, as a ho der of th s nstrument, to vote or rece ve d v dends or be deemed the ho der of Cap ta Stock for any purpose, nor w anyth ng conta ned here n be construed to confer on the Investor, as such, any of the r ghts of a stockho der of the Company or any r ght to vote for the e ect on of members of the Board or upon any matter subm tted to stockho ders at any meet ng thereof, or to g ve or w thho d consent to any corpo ate act on or to rece ve not ce of meet ngs, or to rece ve subscr pt on r ghts or otherw se unt shares have been ssued upon the terms descr bed here n.

(d) N t t s st m t o t g ts co ta d may b ass g d, by op at o of aw o ot w s , by t pa ty w t o t t p o w tt co s t of t ot *provided, however*, t at t Compa y may ass g t s st m t w o , w t o t t co s t of t I v sto , co ct o w t a co po at o to c a g t Compa y s dom c

(e) n the event any one or more of the prov s ons of th s nstrument s for any reason he d to be nva d, ega or unenforceab e, n who e or n part or n any respect, or n the event that any one or more of the prov s ons of th s nstrument operate or wou d prospect ve y operate to nva date th s nstrument, then and n any such event, such prov s on(s) on y w be deemed nu and vo d and w not affect any other prov s on of th s nstrument and the rema n ng prov s ons of th s nstrument w rema n operat ve and n fu force and effect and w not be affected, prejud ced, or d sturbed thereby.

(f) A r ghts and ob gat ons hereunder w be governed by the aws of the State of California, w thout regard to the conf cts of aw prov s ons of such jur sd ct on.

(Signature page follows)

IN WITNESS WHEREOF, the unders gned have caused th s nstrument to be du y executed and de vered.

COMPANY:

OODLES CORPORATION

By: *Founder Signature*

Name:

T t e:

INVESTOR:

INVESTOR NAME]

By *Investor Signature*

Nam INVESTOR NAME]

T t

☐ Accred ted Investor
☐ Unaccred ted Investor

Read and Approved (for IRA use only)

By:

Name: